UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY MAY RECORD IMPAIRMENT CHARGES IN FOURTH QUARTER OF 2012

Seoul, South Korea – February 13, 2013 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced that the Company may record potential impairment charges on intangible assets and goodwill amounting to approximately KRW 12,117 million (US$ 11,059 thousand), and the Company is still in the process of conducting its impairment testing for certain intangible assets.

The potential impairment charges may consist of approximately KRW 8,503 million (US$ 7,761 thousand) related to an impairment loss on intangible assets for East Road, an online game under development by Gravity Games Corporation (“Gravity Games”), and approximately KRW 3,614 million (US$ 3,298 thousand) related to a goodwill impairment charge of Gravity Games. The impairment charges will have no cash flow effect.

The recognition of potential impairment charges is because it is highly likely that Gravity Games, a 50.83%-owned subsidiary of the Company, will discontinue its development of East Road due to its lack of funds for developing the game. Gravity Games intends to focus its limited resources on research and development efforts and improvement of customer services with respect to Dragonica, an online game developed by Gravity Games and commercially offered in 40 countries and markets.

In the event that the Company finally recognizes the impairment charges, they will be reflected in the Company’s financial statements for the fiscal quarter ended December 31, 2012.

A condensed version of the financial statements of the Company for the year ended December 31, 2012 including recognition of the impairment charges, if any, prepared in accordance with Accounting Standards for Non-Public Entities in Korea (“KAS-NPE”) will be included in the public notice for convocation of the annual general meeting of shareholders to be furnished on Form 6-K on February 27, 2013. The Company’s full financial statements for the year ended December 31, 2012, prepared in accordance with KAS-NPE will be reported at the annual general meeting of shareholders to be held on March 27, 2013 and an English translation version of the business reports including the financial statements will be furnished on Form 6-K on the same date. The Company expects to file its annual report and consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States on Form 20-F on April 26, 2013.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,095.65 to US$ 1.00, the noon buying rate in effect on February 8, 2013, as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 59 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: February 13, 2013